Filed Pursuant to Rule 424(b)(3)
Registration No. 333-216691
333-216691-01

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated March 1, 2019)

INVESCO DB MULTI-SECTOR COMMODITY TRUST

INVESCO DB SILVER FUND

35,800,000 Common Units of Beneficial Interest

This Prospectus Supplement No. 2 (“Supplement No. 2”) supplements and amends the Prospectus dated March 1, 2019 (the “Prospectus”). This Supplement No. 2 is being filed to reflect a change to the Board of Managers (the “Board”) of Invesco Capital Management LLC (the “Managing Owner”). At its meeting held on May 7, 2019, the Board of Managers (the “Board”) of Invesco Capital Management LLC, the managing owner (the “Managing Owner”) of Invesco DB Silver Fund (the “Fund”), accepted the resignation of Mr. David Warren from the Board, to be effective after the close of business on June 1, 2019 (the “Effective Date”). Mr. Warren tendered his resignation as part of his overall retirement and succession plan within the Managing Owner and affiliated entities (collectively, “Invesco”). His resignation was not the result of any disagreement with Invesco. Following the Board’s acceptance of Mr. Warren’s resignation, the Board appointed Kristie Feinberg to replace Mr. Warren on the Board and the Audit Committee of the Board, effective after the close of business on the Effective Date. Ms. Feinberg is expected to join Invesco prior to the Effective Date, and will serve in the capacity of Chief Financial Officer of the Americas. After the close of business on the Effective Date, the Audit Committee of the Board will consist of Kristie Feinberg, John M. Zerr and Daniel Draper.

Kristie Feinberg (44) currently serves as Senior Vice President and Corporate Treasurer of OFI Global Asset Management, Inc. (“OFI”). She joined OFI in January of 2001 and has accepted the position noted above with Invesco as part of Invesco’s acquisition of OFI and related entities, a transaction which is expected to close prior to the Effective Date. Ms. Feinberg received an M.B.A. in finance from Columbia University and a B.A. in economics from St. Cloud State University. Additionally Ms. Feinberg is a CFA® charterholder, a Financial Risk Manager – Certified by the Global Association of Risk Professionals and a Certified Treasury Professional.

Shares of the Fund are listed on NYSE Arca, Inc. under the symbol “DBS.”

Investing in the Shares involves significant risks. See “RISK FACTORS” starting on page 13 of the Prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 2. Any representation to the contrary is a criminal offense.

The Fund is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this Prospectus Supplement No. 2 is May 10, 2019.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

P-DBS-PRO-1-SUP-2